EXHIBIT 99.1

Caledonia Mining Corporation Plc: Caledonia increases its shareholding in Blanket Mine to 64 per cent

ST HELIER, Jersey, Jan. 21, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) (“Caledonia” or the “Company”) is pleased to announce the completion of the purchase of an additional 15 per cent shareholding in Blanket Mine (1983) (Private) Limited (“Blanket”).

Summary

  Today’s announcement marks the completion of the transaction first announced on November 6, 2018, following receipt of approvals from various Zimbabwean regulatory authorities.
  The purchase of Fremiro’s 15 per cent holding means Caledonia’s shareholding in Blanket is now 64 per cent.
  Gross consideration for Fremiro’s shareholding in Blanket is $16.667 million which has been settled through the cancellation of a loan between Fremiro and Caledonia and the issue of 727,266 new shares in Caledonia.
  Fremiro will now hold approximately 6.3 per cent of Caledonia’s enlarged issued share capital.

On November 6, 2018, Caledonia announced it had entered into a legally binding agreement with Fremiro Investments (Private) Limited ("Fremiro") to purchase Fremiro's 15 per cent shareholding in Blanket.  Completion of the purchase required approvals from various Zimbabwean regulatory authorities, all of which have now been received.  The gross consideration for Fremiro’s shareholding in Blanket is $16.667 million which has been settled through the cancellation of the loan between Fremiro and the Company which stood at $11.467 million as at June 30, 2018; and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share, being the closing price on the NYSE American at August 17, 2018.  Consequently, Caledonia’s shareholding in Blanket is 64 per cent and Fremiro holds approximately 6.3 per cent of Caledonia’s issued share capital.

Commenting on the transaction, Steve Curtis, Chief Executive Officer, said:

“I am pleased to report that the Company has concluded its transaction with Fremiro to increase Caledonia’s shareholding in Blanket to 64 per cent. I would like to thank Fremiro for its support as a shareholder in Blanket during the last seven years and am confident that Fremiro, now as a significant shareholder in the Company, will continue to be supportive of Caledonia’s business going forward.”

Background

Fremiro acquired its shareholding in Blanket when Caledonia implemented transactions in 2012 to comply with the Zimbabwean Indigenisation and Economic Empowerment Act (the "Act"). As part of the transactions, Caledonia sold 41 per cent of Blanket to the following indigenous Zimbabwean shareholders:

  Fremiro:15 per cent
  The National Indigenisation and Economic Empowerment Fund: 16 per cent
  Blanket Employee Trust Services (Private) Limited: 10 per cent

The financing of these acquisitions was facilitated through approximately $30 million of facilitation loans to the above parties apportioned pro rata between the parties based on shareholding.

In addition, 10 per cent of Blanket was donated to the local community in the form of the Gwanda Community Share Ownership Trust.

In March 2018 the Act was amended to remove the 51 per cent indigenisation requirement for gold mining businesses; shortly thereafter, Caledonia and Fremiro agreed a transaction whereby Caledonia would purchase Fremiro's shareholding in Blanket.

Per the Company’s announcement of November 6, 2018, Caledonia is issuing 727,266 common shares to Fremiro under the terms of the transaction. Application has been made by Caledonia for these shares to be admitted in the form of depositary interests to trading on AIM and it is anticipated that trading in such securities will commence at 8am on or around January 24, 2020 (“Admission”).  Upon Admission, Caledonia’s issued share capital will be 11,515,860 common shares.  There are no shares held in treasury.  The total voting rights in the Company upon Admission are therefore 11,515,860 and this figure may be used by shareholders and depositary interest holders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.